

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 7, 2022

Shai Terem
Chief Executive Officer
Markforged Holding Corporation
480 Pleasant St.
Watertown, MA 02472

> **Re: Markforged Holding Corporation**
> **Registration Statement on Form S-3**
> **Filed August 31, 2022**
> **File No. 333-267196**

Dear Mr. Terem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.


Sincerely,

Division of Corporation Finance
Office of Technology


cc:     Aaron Berman